NEW GOLD ANOMALIES DISCOVERED NEAR GRANITE MOUNTAIN, ALASKA

For Immediate Release: December 27, 2006, Vancouver, B.C. - Linux Gold Corp. (LNXGF - OTCBB) would like to amend and add to a previous release (12/06/2006) regarding new gold anomalies discovered in 2006 on the Granite Mountain and Dime Creek properties in western Alaska. The preliminary results of the 2006 exploration program indicate two new and significant gold anomalies were located by geochemical sampling of soils and rocks, one at the head of the Kiwalik River and the other on the lower reach of Quartz Creek. Limited core drilling verified significant base metal mineralization at the Saddle Prospect and indicate gold mineralization at the Quartz Pluton Prospect. Pan samples of alluvial deposits at Dime Creek revealed high-grade placer gold and platinum concentrations, as well, as uranium at the head of Quartz Creek.

The results of the 2006 exploration program suggest the potential to locate important deposits of precious and base metals on the Granite Mountain and Dime Creek properties. The following highlights are offered for review:

Samples of mineralized rocks at the surface of the Saddle Prospect yielded assays of up to 2.58 g/t gold, 250 g/t silver, and 3.0% combined lead and zinc. Soil samples collected on a 100m x 100m grid placed over the Saddle Prospect defined a new precious metal anomaly on an altered contact zone over an area measuring 1,500 meters by 200 to 300 meters with concentrations of gold to 148 ppb and silver to 12.8 ppm. Coincident arsenic anomalies (arsenic to 9,817 ppm) are found in soils overlying the plutonic and volcanic rocks outboard of the gold and silver anomaly within the contact zone.

A new gold prospect was found in exposures of oxidized veins within intensely altered plutonic rocks along Quartz Creek at the north end of the claims. Grab samples of rocks, over a distance of 550 meters of exposed gossan, yielded assays of gold from114 to 325 ppb, silver from 10.6 to 35.4 ppm, with copper to 872 ppm and combined lead and zinc to 2.1%.

The Gossan Ridge soil grid (100m x 100m) was extended to the west and indicate a low-level precious metal anomaly over an area of about 1,300 meters x 100 to 400 meters with concentrations of gold to 66 ppb, silver to 9.5 ppm, lead to 2,163 ppm, and zinc to 3,223 ppm.

Pan concentrates collected from the head of Quartz Creek yielded visible grains of gold and values of uranium to 186.2 ppm and thorium to 685.9 ppm.

Significant molybdenum-uranium mineralization was found in silicified, syenite breccia at the Peace River Prospect where rock samples gave concentrations of molybdenum from 587 to 632 ppm, uranium from 65.8 to 131.9 ppm, and silver to 4.0 ppm. Two rock samples collected near this site in 2005 assayed 1,111 and 1,159 ppm molybdenum with copper to 561 ppm copper and silver to 5.1 ppm.

Pan samples of alluvial gravels within old placer workings on Dime Creek yielded grades of 1.4 to 3.5 grams of coarse gold per cubic meter. Assays of the pan concentrates yielded platinum from 0.63 to 9.23 g/t and chromium to 1.2%. Documentation of early mining indicates that the placer gold found on Dime Creek is of unusually high purity, averaging 960 fine. The high purity of the placer gold and the presence of platinum and chromium in the concentrates suggests the presence of mineralized plutonic rocks within the drainage.

Two other gold prospects were found in scout sampling with gold assays as high as 3.48 g/t in soils collected near an exposure of silicified volcanic rocks.

Four small-diameter (BXTW), diamond drill holes were also completed for a total of 2,970 feet during 2006 and the final results from the split core samples have been received. All drill holes intersected well mineralized, hydrothermally altered volcanic rocks, intruded by dikes or sills of syenite and granodiorite, and both invaded by later swarms of narrow rhyolitic to dacitic dikes. Alteration patterns exhibit propyllitic, sericitic, and potassic assemblages going into the plutonic rocks. The volcanic rocks are composed of clastic flows, from fine-grained tuffs and siltstones to coarse sandstones. The volcaniclastic country rocks display brittle fracture and have high to very high quartz and quartz-carbonate vein densities. These rocks are considered to be ideal hosts for deposition of fracture-filling mineralization.

The best results were found in Hole 3 (KW06-03), drilled to a depth of -499 feet at an angle of -60° to explore the contact zone of the volcanic country rock and altered intrusive rocks at the Saddle Prospect. Significant base metal mineralization was intersected at the surface. From -5 feet to -110 feet, six 5-ft intervals exceeded 1,000 ppm lead (up to 6,600 ppm) and twelve intervals exceeded 1,000 ppm zinc with three intervals exceeding 10,000 ppm (1.1% to 2.3%) zinc and silver is present to 10.2 grams per ton. Within this section is a higher grade zone, with average values summarized as:

Saddle Prospect

Drill Hole	From	To	Length	Lead	Zinc
	(ft)	(ft)	(ft)	(ppm)	(ppm)

KW06-03	-70	-105	35	2,374	9,396

Hole 2 (KW06-02) was placed at the Quartz Pluton Prospect, located ~2,000 meters south of Hole 3, and was also drilled at an angle of -60° to explore the contact zone to a depth of 767 feet. This hole intersected rocks similar to Hole 3 and penetrated a stibnite rich zone from -260 feet to -420 feet where seventeen 5-ft intervals exceeded 100 ppm antimony with two intervals exceeding 4,000 ppm. Towards the base of the antimony zone, vein densities increase and the volcaniclastic andesite is intruded by dacite breccia with a narrow zone of gold mineralization from -395 to -405 feet. Assays for gold average 0.28 grams per ton and silver average 9.15 grams per ton within the breccia zone.

Jeff Keener, project geologist, has noted that polymetallic mineralization has been traced for 17 kilometers along the Kiwalik Mineral Trend and that the evidence gathered so far, suggests the possibility of locating porphyry-related epithermal and mesothermal vein deposits, as well as intrusive-hosted gold and molybdenum deposits on the Granite Mountain mining claims. In addition, Keener says the Dime Creek alluvial gold and platinum deposit has a high potential for development and production. Keener recommends a 9,000 feet drilling program with details of the 2007 exploration program to be announced.

ABOUT LINUX GOLD CORP:

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"
John Robertson

Contact: John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616

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